Exhibit 12

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Year Ended March 31,
	2014	2013	2013
Net investment income	$19,307	$16,488	$13,743
Add: fixed charges and preferred distributions	5,949	4,768	1,425
Less: preferred distributions	(2,850)	(2,850)	(198)

Net earnings	$22,406	$18,406	$14,970
Fixed charges and preferred distributions:
Interest expense	2,075	1,127	768
Amortization of deferred financing fees	1,024	791	459
Preferred distributions	2,850	2,850	198

Total fixed charges and preferred distributions	$5,949	$4,768	$1,425
Ratio of net earnings to combined fixed charges and preferred distributions	3.8	3.9	10.5

The calculation of the ratio of net earnings to combined fixed charges and preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.